Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008 (U.S. DOLLARS IN MILLIONS, UNAUDITED)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

US$ MILLIONS, UNAUDITED	As of March 31, 2008	As of December 31, 2007
Assets
Current assets
Cash and cash equivalents	$121.6	$221.3
Accounts receivable and other	9.3	9.2

Total current assets	130.9	230.5

Cost accounted investments	195.2	195.2
Equity accounted investments (Note 3)	514.0	505.8
Property, plant and equipment (Note 4)	204.5	210.6
Other assets	5.1	2.8
Deferred taxes	13.0	13.0

	$1,062.7	$1,157.9

Liabilities and partnership capital
Liabilities
Accounts payable and other liabilities	$2.2	$14.9
Non-recourse borrowings (Note 5)	116.0	115.0
Deferred tax liabilities	4.6	23.7
Preference shares	20.0	20.0

Total liabilities	142.8	173.6

Redeemable partnership units (Note 6)	273.5	354.2
Partnership capital
Retained earnings	60.9	22.4
Accumulated other comprehensive income	31.4	21.3
Partnership units	554.1	586.4

	$1,062.7	$1,157.9

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2008	2007
Revenues	$1.7	$—
Cost of revenues (exclusive of depreciation expense)	(0.1)	—
Depreciation expense	(0.4)	—

Gross margin	1.2	—
Selling, general and administrative expenses	(2.3)	—
Losses on disposal of property, plant and equipment	(0.1)	—
Pre-acquisition income of acquired entity (Note 2)	2.6	2.0
Investment income	5.6	—
Other income	0.5	—

	7.5	2.0
Interest expense	(0.4)	—

Net income before below noted items	7.1	2.0
Income tax expense	(0.1)	—
Losses from equity accounted investments	(1.4)	—

Net income	$5.6	$2.0

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2008	2007
Accumulated other comprehensive income, opening	$21.3	$8.8
Other comprehensive income	10.1	0.8

Accumulated other comprehensive income, closing	$31.4	$9.6

The accompanying notes are an integral part of these financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2008	2007
Retained earnings, opening	$22.4	$14.2
Net income for the period	5.6	2.0
Fair value adjustment on redeemable partnership units (Note 6)	80.7	—
Adjustment related to acquired entities (Note 6)	(44.4)	—
Distributions to unitholders	(3.4)	—

Retained earnings, closing	$60.9	$16.2

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2008	2007
Operating activities
Net income	$5.6	$2.0
Adjustments for non-cash items:
Losses from equity accounted investments	1.4	—
Depreciation	0.4	—
Losses on disposal of property, plant and equipment	0.1	—
Change in non-cash working capital, net	(10.2)	(3.4)

Cash used in operating activities	(2.7)	(1.4)

Investment activities
Acquisition of Ontario Transmission (Note 7)	(93.6)	—

Cash used in investing activities	(93.6)	—

Financing activities
Distributions to unitholders	(3.4)	—

Cash used in financing activities	(3.4)	—

Cash and cash equivalents
Change during the period	(99.7)	(1.4)
Balance, beginning of period	221.3	4.3

Balance, end of period	$121.6	$2.9

Cash interest paid	$1.8	$1.5

The accompanying notes are an integral part of these financial statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

For the period from January 1, 2008 to March 31, 2008

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) consists of interests in electricity transmission and timber operations in North and South America.

In May 2007, Brookfield Asset Management Inc. (“Brookfield”) announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “Spin-off”). Prior to the Spin-off, Brookfield restructured its infrastructure division so that portions of its operations were owned by Brookfield Infrastructure. At the time of the reorganization, Brookfield owned approximately 61% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield owned exchangeable units of Brookfield Infrastructure representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred 60% of the limited partnership units of Brookfield Infrastructure that it owned to Brookfield Infrastructure Partners L.P. (“BIP”), a newly formed limited partnership, in consideration for units of BIP. These BIP units were then distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend on January 31, 2008.

2.	SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Brookfield Infrastructure have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), for the preparation of interim financial information. They do not include all information and notes required by GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are the same as those described in Brookfield Infrastructure’s audited consolidated financial statements prepared in accordance with GAAP for the year ended December 31, 2007.

Brookfield Infrastructure believes all adjustments necessary for a fair presentation of the results for the periods presented have been made and all such adjustments were of a normal recurring nature. The financial results for the three months ended March 31, 2008 are not necessarily indicative of financial results for the full year. The unaudited condensed consolidated financial statements should be read in conjunction with Brookfield Infrastructure’s financial statements contained in BIP’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC.

Upon close of the spin-off of Brookfield Infrastructure from Brookfield on January 31, 2008, Brookfield Infrastructure’s ownership interest in its underlying operations were the following: 10.7% of Transelec Chile S.A. (“Transelec”), 37.5% of Island Timberlands Limited Partnership (‘Island Timberlands”), 30% of Longview Timber Holdings Corp. (“Longview”) and between 7-18% of five companies within a group of companies of Transmissions Brasilerios de Companies (“TBE”). On March 12, 2008, Brookfield Infrastructure acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited (GLPL), (“the Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time of the acquisition by Brookfield Infrastructure. This transaction constitutes a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of Ontario Transmission for all periods presented.

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The following table illustrates our policy used to account for our significant entities:

Consolidation Method at March 31, 2008

	Ownership %	Method
Ontario Transmission	100.0%	Consolidation
Transelec	10.7%	Equity
Longview	30.0%	Equity
Island Timberlands	37.5%	Equity
TBE	7.0% – 18.0%	Cost

We present the results of the Ontario Transmission prior to the date of acquisition as pre-acquisition income of acquired entity.

All figures are presented in millions of United States Dollars unless otherwise noted.

RECENTLY ADOPTED ACCOUNTING STANDARDS

i)	SFAS 157, “Fair Value Measurements”

Fair Value Measurements. In September 2006, the FASB issued SFAS 157, “Fair Measurements” (“SFAS 157”). SFAS 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

The Partnership adopted SFAS 157 on January 1, 2008, as required for financial assets and financial liabilities.

The following table presents additional information about the partnership’s financial assets and liabilities which are measured at fair value on a recurring basis as of March 31, 2008.

US$ MILLIONS	Recurring Fair Value Measurements
Level 1
Cash	$121.6
Redeemable Partnership units	273.5

3.	EQUITY ACCOUNTED INVESTMENTS

Brookfield Infrastructure’s net investment in equity accounted entities includes the following:

	Ownership %	Book Value
US$ MILLIONS		March 31, 2008	December 31, 2007
Transelec	10.7%	$144.4	$128.4
Longview	30.0%	204.4	212.9
Island Timberlands	37.5%	165.2	164.5

		$514.0	$505.8

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The following table presents certain summarized financial information based on a 100% ownership interest in each on of Brookfield Infrastructure’s equity accounted for entities in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2008

US$ MILLIONS
Gross revenue	$177.3
Costs and expense applicable to gross revenue	(68.7)

Net operating income	108.6
Investment income	(9.1)
Cash taxes	(0.7)
Interest expense	(42.5)

Adjusted net operating income	56.3
Deprecation, depletion and amortization	(42.8)
Deferred taxes and other	(21.6)

Net loss	$(8.1)

AS AT MARCH 31,2008

US$ MILLIONS
Current assets	$240.5
Non-current assets	7,484.0

Total assets	$7,724.5

Current liabilities	$(403.6)
Non-current liabilities	(5,008.7)

Total liabilities	$(5,412.3)

4.	PROPERTY PLANT AND EQUIPMENT

			March 31, 2008	December 31, 2007
US$ MILLIONS	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$0.5	$—	$0.5	$0.5
Buildings	17.3	3.8	13.5	10.9
Transmission stations, towers and related fixtures	242.9	59.1	183.8	193.6
Other	6.7	—	6.7	5.6

	$267.4	$62.9	$204.5	$210.6

5.	NON – RECOURSE BORROWINGS

US$ MILLIONS	March 31, 2008	December 31, 2007
Series 1 First Mortgage Bonds	$116.9	$115.0
Less: Unamortized deferred financing fees	0.9	—

	$116.0	$115.0

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The Series 1 First Mortgage Bonds bear interest at a rate of 6.6%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 2013. Equally blended semi-annual payments of principal and interest will commence on December 16, 2013 and will continue until June 16, 2023. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023.

6.	PARTNERSHIP CAPTIAL

Brookfield Infrastructure has issued limited partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure for cash after two years from the date of closing of the Spin-off. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Based on the number of BIP units issued in the Spin-off, Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at their fair value. As at March 31, 2008, fair value of these units was lower than book value by $80.7 million, which was recorded in retained earnings.

Brookfield Infrastructure has also issued partnership units that are held by BIP and represent 60% of its capital base.

The caption “adjustment related to acquired entities” recorded in the statement of retained earnings, is related to the acquisition of Ontario Transmission, a transaction that was accounted for as part of a reorganization of entities under common control, as described in Note 2.

7.	ACQUISTIONS

Ontario Transmission was acquired by Brookfield Infrastructure on March 12, 2008. With the transaction, Brookfield Infrastructure acquired 550 km of 44 kV to 230 kV transmission lines in Canada that comprise an important component of Ontario’s transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario.

Brookfield Infrastructure acquired the assets and liabilities for $93.6 million. The purchase was financed with cash on hand that was contributed to the partnership upon spin-off.

This acquisition was recorded at historical carrying values of Ontario Transmission’s assets and liabilities as described below.

US$ MILLIONS	March 12, 2008
Current assets	$5.3
Property, plant and equipment	208.4
Other assets	1.3
Current liabilities	(2.4)
Non-recourse borrowings	(119.0)

Total	$93.6

8.	RELATED PARTY TRANSACTION

In the normal course of operations, the Partnership enters into various transactions on market terms with related parties. These transactions have been measured at exchange value and are recognized in the condensed consolidated financial statements.

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Ontario Transmission has provided advances to and received advances from related parties in the normal course of operations. Ontario Transmission has also provided advances to and received advances from other divisions of GLPL. These advances are non-interest bearing, unsecured and due on demand.

At period end $4.9 million was due from related parties (as at December 31, 2007 - $3.7 million) and no amounts were due to related parties (as at December 31, 2007 - $0.6 million).

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9.	SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are electricity transmission and timber. A key measure most often used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is adjusted net operating income (“ANOI”) which enables the determination of cash return on equity deployed. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes, pre-acquisition income of acquired entity and other non-cash items. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership interest in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

	Electricity Transmission		Timber
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total[1]
Gross revenue	$87.4	$10.9	$91.6	$31.1	$—
Dividend income	5.6	5.6	—	—	—
Direct costs	(10.8)	(1.4)	(58.3)	(19.9)	(1.8)

Net operating income	82.2	15.1	33.3	11.2	(1.8)
Investment and other income	—	—	1.2	0.4	0.5)
Interest expense	(21.5)	(2.7)	(20.6)	(6.6)	(0.3)
Cash taxes	(0.1)	(0.1)	(0.7)	(0.3)	—

Adjusted net operating income	60.6	12.3	13.2	4.7	(1.6)
Depreciation, depletion and amortization	(18.6)	(2.3)	(27.5)	(8.6)	—
Pre-acquisition income of acquired entity	2.6	2.6	—	—	—
Deferred taxes and other items	(35.0)	(3.8)	7.8	2.3	—

Net income (losses)	$9.6	$8.8	$(6.5)	$(1.6)	$(1.6)	$5.6

1.	The majority of Brookfield Infrastructure’s investments are accounted for using the equity method or cost method of accounting in accordance with U.S. GAAP (note 2). This results in the earnings from these investments being presented in one line on the income statement. The above table presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

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MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

BASIS OF PRESENTATION

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Upon close of the spin-off of Brookfield Infrastructure from Brookfield on January 31, 2008, Brookfield Infrastructure’s ownership interests in its underlying operations were the following: 10.7% of Transelec Chile S.A. (“Transelec” or our “Chilean transmission operations”), 37.5% of Island Timberlands Limited Partnership (“Island Timberlands” or our “Canadian timber operations”), 30% of Longview Timber Holdings Corp. (“Longview” or our “U.S. timber operations”) and between 7-18% of five companies within a group of companies of Transmissions Brasilerios de Companies (“TBE”).

On March 12, 2008, Brookfield Infrastructure acquired 100% of the transmission division of Great Lakes Power Limited (our “Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time if the acquisition by Brookfield Infrastructure. The transaction constitutes a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of Great Lakes Power Limited for all periods presented. We present the results of the Ontario Transmission prior to the date of acquisition as pre-acquisition income of acquired entity.

The unaudited results reflect the financial position and results of Brookfield Infrastructure’s operations for the three-month period ended March 31, 2008.

We will also discuss our results on a proforma basis to reflect the following transactions as if they occurred on January 1, 2008:

•	Brookfield Infrastructure’s increased investment in Transelec on April 3, 2008, which increased our ownership to approximately 17.8%;

•	The acquisition of 100% of our Ontario transmission operations; and

•	The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into the master services agreement with Brookfield (the “Master Services Agreement”).

As our investments in our significant subsidiaries took place during various dates during the three-month period ended March 31, 2008, we believe that our discussions of this proforma information will give readers a better understanding of the continuing impact of the results of our operations that we expect on an on-going basis.

The pro forma financial information discussed below has been prepared based upon currently available information and assumptions deemed appropriate. The pro forma financial information is provided for information purposes only and may not be indicative of the results that would have occurred if the spin-off and the other transactions had been effected on the dates indicated nor is it necessarily indicative of future performance.

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For each of its business segments, the following financial information package discusses Brookfield Infrastructure’s results for its consolidated operations and its proportionate share of result for its equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Consistent with how the business is managed, the segments are electricity transmission and timber. Each of these platforms have their own management teams responsible for their operations and investments. Certain items, such as corporate administration costs, are not included in this segmented financial information.

All figures are provided in U.S. dollars, unless otherwise noted.

NON-GAAP FINANCIAL MEASURE

To measure performance, we focus on net income as well as adjusted net operating income. We define adjusted net operating income (“ANOI”) as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as discussed below. Furthermore, ANOI does not include pre-acquisition income from acquired entity as discussed above. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles, or U.S. GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool:

•

Adjusted net operating income does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Adjusted net operating income does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•

Adjusted net operating income does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect to accrue in the future.

Because of these limitations, adjusted net operating income should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying on our U.S. GAAP results and using adjusted net operating income only supplementally. However, adjusted net operating income is a key measure that management uses to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy. When viewed with our U.S. GAAP results, we believe that adjusted net operating income provides a more complete understanding of factors and trends affecting our underlying operations. Adjusted net operating income allows our management to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of noncash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures. We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of timber and Higher and Better Use (“HBU”) land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, which benefit is not reflected in the period in which the related fee accrues. In addition, as a result of our fee netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in adjusted net operating income without adding back the performance fee.

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We provide reconciliations of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure, which is net income. We urge you to review the U.S. GAAP financial measures contained herein, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

OVERVIEW OF PERFORMANCE

In this section we review our performance and our financial position for the three months ended March 31, 2008. We also review our performance on a proforma basis as described earlier for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. Further details on our operations and financial position are contained within the review of Operating Platforms below.

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RESULTS OF OPERATIONS

The following table summarizes the results of Brookfield Infrastructure for the quarter.

US$ MILLIONS, UNAUDITED	As at and for the Three Months Ended March 31, 2008
Revenues	$1.7
Losses from equity accounted for investments	(1.4)
Investment income	5.6
Pre-acquisition income from acquired entity	2.6
Net income	5.6
Adjusted net operating income	15.4
Total assets	1,062.7
Non-recourse borrowings	116.0
Partnership capital	$919.9

Due to our levels of ownership and control, Brookfield Infrastructure’s financial statements reflect a mix of consolidation accounting (Ontario transmission operations), equity accounting (Transelec, Island Timberlands, Longview) and cost accounting (TBE).

For the three months ended March 31, 2008, net income was $5.6 million. Dividend income from our TBE investment was offset to a degree by losses on our equity accounted earnings, which reflected high levels of depreciation and depletion at our Chilean transmission and U.S. timber operations. ANOI for the quarter reflects a partial period of results from our Ontario transmission operations which was transferred into Brookfield Infrastructure on March 12, 2008, as well as a 10.7% ownership level of Transelec (versus our current ownership level of 17.8% as of April 4, 2008.) Net income for the quarter reflects a 10.7% ownership level of Transelec.

As at March 31, 2008, Brookfield Infrastructure had $1,062.7 million in assets, $116.0 million in non-recourse borrowings ascribed to our Ontario Transmission operations and $919.9 million in partnership capital.

The following table reconciles net income to adjusted net operating income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes, pre-acquisition income from acquired entity and certain other items.

US$ MILLIONS, UNAUDITED	For the Three Months Ended March 31, 2008
Net income	$5.6
Add back or deduct the following:
Depreciation, depletion and amortization	10.9
Deferred taxes	(4.4)
Pre-acquisition income from acquired entity	(2.6)
Other non-cash items	5.9

Adjusted net operating income	$15.4

For the quarter, the difference between net income and adjusted net operating income is attributable to depreciation, depletion and amortization expense due to purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt.

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For the quarter, the following table presents both net income and adjusted net operating income on a segmented basis:

US$ MILLIONS, UNAUDITED	For the Three Months Ended March 31, 2008
Net income (loss) by segment
Electricity transmission	$8.8
Timber	(1.6)
Corporate	(1.6)

Net income	$5.6

Adjusted net operating income (loss) by segment
Electricity transmission	$12.3
Timber	4.7
Corporate	(1.6)

Adjusted net operating income	$15.4

Our results reflect a strong performance by our transmission segment, combined with continuing weakness in our timber segment due primarily to the impact of the softness that the U.S. housing market is having on sawlog pricing. Net income of $8.8 million from our transmission segment was partly offset by a loss of $1.6 million from our timber segment. Adjusted net operating income from our transmission segment was $12.3 million compared with $4.7 million from our timber segment.

For our proforma results, the following table presents both net income and adjusted net operating income on a segmented basis:

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2008	2007
Net income (loss) by segment
Electricity transmission	$9.4	$8.9
Timber	(1.6)	(1.4)
Corporate	(2.5)	(2.5)

Net income	$5.3	$5.0

Adjusted net operating income by segment
Electricity transmission	$20.5	$12.6
Timber	4.7	2.2
Corporate	(2.5)	(2.5)

Adjusted net operating income	$22.7	$12.3

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms.

ELECTRICITY TRANSMISSION

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income as we earn a return on investments of additional capital into our existing operations and through acquisitions.

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The following table presents our transmission segment’s proportionate share of results for the three-month period ended March 31, 2008. For TBE, which is accounted for on a cost basis, these results reflect its dividend income.

US$ MILLIONS, UNAUDITED	2008
Revenue	$10.9
Costs attributed to revenues	(1.4)
Dividend income	5.6

Net operating income	15.1
Interest expense	(2.7)
Cash taxes	(0.1)

Adjusted net operating income	12.3
Depreciation and amortization	(2.3)
Pre-acquisition income from acquired entity	2.6
Deferred taxes and other items	(3.8)

Net Income	$8.8

On a proportionate basis, our transmission segment earned $15.1 million of net operating income, $12.3 million of adjusted net operating income and $8.8 million of net income for the three months ended March 31, 2008. ANOI for the quarter reflects a partial period of results from our Ontario transmission operations, which were transferred into Brookfield Infrastructure on March 12, 2008.

The following table presents the transmission segment’s proforma proportionate share of results for the three-month periods ended March 31, 2008 and 2007.

US$ MILLIONS, UNAUDITED	2008	2007
Revenue	$24.6	$18.8
Costs attributed to revenues	(2.9)	(3.0)
Dividend income	5.6	4.2

Net operating income	27.3	20.0
Other Income	(0.1)	(0.1)
Interest expense	(5.6)	(6.1)
Cash taxes	(1.1)	(1.2)

Adjusted net operating income	20.5	12.6
Depreciation and amortization	(4.8)	(3.8)
Deferred taxes and other items	(6.3)	0.1

Net income	$9.4	$8.9

On a proforma proportionate basis, our transmission businesses recorded strong results, earning $27.3 million in net operating income, $20.5 million of adjusted net operating income and $9.4 million of net income for the three months ended March 31, 2008, compared to $20.0 million of net operating income, $12.6 million of adjusted net operating income and $8.9 million of net income for the same period of 2007. The increase in net operating income was a result of improved results in our Chilean operations due to increased operating margins and net non-recurring revenue of $2.8 million. Adjusting for the non-recurring revenue, operating margins at our Chilean transmission operations increased to 85.0% for 2008, in comparison with 82.0% for the quarter ended March 31, 2007, primarily as a result of the impact of favorable foreign exchange rates, revenue associated with commissioning of growth capital expenditures during the period and inflation indexation of revenues. We also received greater dividends generated from our Brazilian investment, which increased by $1.4 million to $5.6 million for the quarter. Dividends from TBE are paid on a periodic basis, not necessarily quarterly. For the quarter, we also benefited from lower interest expense relative to last year as a result of a shareholder loan in our Chilean transmission operations that negatively impacted our results in the first half of 2007, which was subsequently converted into equity. Offsetting these benefits were certain non-cash expenses in our Chilean transmission

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operations primarily as a result of higher depreciation and amortization, as well as non-cash inflation indexations on our Chilean peso denominated debt. Depreciation and amortization increased to $4.8 million from $3.8 million in the comparable period in 2007. Maintenance capital expenditures for our transmission segment were $1.5 million and $1.6 million for the quarters ended March 31, 2008 and 2007, respectively.

Our transmission operations have a combination of regulatory and contractual frameworks, some of which are indexed by inflation. For our transmission operations with revenue indexation, increases in revenue are primarily a result of inflation and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures.

The following table breaks down our proportionate share of revenue by these categories:

	Three Months Ended March 31
US$ MILLIONS, UNAUDITED	2008	2007
Contractual revenue with indexation	$7.8	$6.3
Regulated revenue with indexation	5.3	4.2

	13.1	10.5
Other transmission revenue	11.5	8.3

	$24.6	$18.8

Our revenues with indexation increased by 24.8% in 2008. Of the total, $0.7 million was attributable to growth capital expenditures. The balance was a result of favorable foreign exchange rates and inflation indexation. On an annualized basis, Chilean inflation was 7.0% and U.S. inflation was 2.9% in the first quarter of 2008.

BUSINESS DEVELOPMENTS

On April 4, 2008, Transelec increased its regulated high voltage transmission asset base by approximately $110.9 million to a total of $494.4 million as a result of a favorable rate case outcome. The terms of our stock purchase agreement required that our consortium pay a purchase price adjustment to the seller of $160.8 million, in respect of this increase. On April 4, 2008, in conjunction with the funding of this purchase price adjustment, Brookfield Infrastructure increased its ownership in its Chilean transmission operations to 17.8% from 10.7% at a cost of $131.1 million, including purchase price adjustments.

Following favorable movements of the Chilean peso relative to the U.S. dollar, Transelec is working on increasing the amount of its foreign currency hedge portfolio to lock in value at current foreign exchange levels.

Our TBE investment is subject to put/call agreements with third parties whereby we have the right to sell and the third parties have the right to buy our investments at a price that will yield a real, compounded annual return in Brazilian reis equal to 14.8%, after taking into account all distributions received to date. We have the right to exercise our put between September 16, 2008 and November 15, 2008. If we do so, the transaction would close after regulatory approval which we estimate would take approximately three months. For two months following the expiration of our put option, the third parties have a corresponding right to call our investment at a price calculated with the same formula.

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TIMBER OPERATIONS

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. These timberlands are characterized by their ability to generate strong operating margins due to the premium prices that can be earned for many of their species. These operations are expected to provide attractive risk adjusted returns on capital employed over the long term.

The following table presents our timber segment’s proportionate share of financial results for the three-month period ended March 31, 2008.

US$ MILLIONS, UNAUDITED	For the Three Months Ended March 31, 2008
Revenue	$31.1
Costs attributed to revenues	(19.9)

Net operating income	11.2
Investment and other income	0.4
Interest expense	(6.6)
Cash taxes	(0.3)

Adjusted net operating income	4.7
Depreciation, depletion and amortization	(8.6)
Deferred taxes and other items	2.3

Net loss	$(1.6)

On a proportionate basis, our timber operations generated $11.2 million of net operating income, $4.7 million of adjusted net operating income and a net loss of $1.6 million for the period ended March 31, 2008. For the quarter, our results were impacted by unfavorable conditions in the structural lumber market as a result of the slumping U.S. housing sector. However, not all products have been adversely impacted, and as a result, we shifted our product mix where possible to products whose prices have remained stronger in the current environment. Appearance grade Douglas-fir, whitewood products, cedar and pulp logs have performed relatively better than our second growth Douglas-fir logs. However, many of these products are lower margin than second growth Douglas-fir and consequently, this shift in product mix has reduced our overall margin. Additionally, we have increased our exports to the Asian market which yielded premium pricing to the North American market. In order to preserve the value of our high value timber resource, we are delaying the planned increase in our harvest volumes until demand and pricing improve.

The following table presents our timber segment’s proforma proportionate share of financial results for the three-month period ended March 31, 2008 and 2007.

US$ MILLIONS, UNAUDITED	2008	2007
Revenue	$31.1	$31.9
Costs attributed to revenues	(19.9)	(16.8)

Net operating income	11.2	15.1
Investment and other income	0.4	(6.2)
Interest expense	(6.6)	(6.9)
Cash taxes	(0.3)	0.3

Adjusted net operating income	4.7	2.3
Depreciation, depletion and amortization	(8.6)	(3.2)
Deferred taxes and other items	2.3	(0.4)

Net losses	$(1.6)	$(1.3)

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On a proportionate proforma basis, our timber operations generated $11.2 million of net operating income, $4.7 million of adjusted net operating income and a net loss of $1.6 million for the quarter ended March 31, 2008, compared to $15.1 million of net operating income, $2.3 million of adjusted net operating income and a net loss of $1.3 million for the same quarter of 2007.

In our Canadian operations, we shifted our harvest toward cedar and other appearance grade products for which prices are, in the case of cedar, actually higher year-over-year. We also increased our exports to the Asian market to 28.6% (versus 19.0% in the comparable period last year) in response to the greater relative strength of this market. However, due to lower selling prices for commodity products and greater harvest costs for cedar and appearance grade products, a large component of which is harvested from primary growth stands, margins at our Canadian operations were 28.7% for the quarter versus 37.8% in the prior year. The end result was a decrease in net operating income of approximately $3.0 million on a year over year basis.

In our U.S. timber operations, as a result of strong demand and pricing for pulp logs, we increased our proportion of sales of this product category. This change in mix was accomplished by shifting production to stands with a greater proportion of pulp logs and low grade sawlogs. However, while this strategy offered an opportunity to achieve reasonable sales realizations and protect long-term values, margins for these lower value products are lower than in our higher value Douglas-fir stands resulting in lower overall profitability. We also took advantage of the greater relative strength of Asian markets by increasing our exports to 27.5% (versus 14.2% in the comparable period last year). On the expense side, our U.S. timber operations also experienced non-recurring costs primarily as a result of storm related salvage operations. For the quarter, margins decreased to 40.8% versus 50.7% in the prior year. The end result was a decrease of approximately $2.0 million in net operating income on a year-over-year basis. Adjusted net operating income increased for the quarter ended March 31, 2008 relative to the prior year due to our share of a one-time advisory fee of $6.5 million paid by Longview relating to its sale to Brookfield in the second quarter of 2007.

Net loss for the quarter ended March 31, 2008 reflects a higher level of depreciation and depletion as a result of the application of purchase accounting following the close of our acquisition of Longview in April 2007. For the periods ended March 31, 2008 and 2007, depreciation, depletion and amortization were $8.6 million and $3.2 million, respectively. Maintenance capital expenditures were $0.9 million and $1.4 million for the quarters ended March 31, 2008 and 2007, respectively.

The following table summarizes our proportionate share of operating metrics for our timber operations:

	Period Ended March 31, 2008			Period Ended March 31, 2007
US$ MILLIONS, VOLUME IN THOUSANDS, UNAUDITED	Harvest (m3)	Sales (m3)	Revenue	Harvest (m3)	Sales (m3)	Revenue
Douglas-fir	198.5	207.4	$17.8	290.3	229.0	$21.0
Whitewood	72.9	96.3	6.0	95.9	90.5	5.9
Other	65.1	63.4	7.3	49.5	38.9	3.9

	336.5	367.1	31.1	435.7	358.4	30.8

Gain on HBU and other sales			—			1.1

			$31.1			$31.9

For the quarter ended March 31, 2008, Douglas-fir sales volumes decreased by 9.4% compared to the same quarter of 2007, primarily due to a reduction in Douglas-fir in our product mix. Sales volumes for whitewood and other logs increased by 23.4%, reflecting better relative market conditions for whitewood sawlogs, pulp logs and cedar.

The average realized price for Douglas-fir was down by 6% compared to the prior year as this product was most affected by softness in the structural lumber market. However, the average realized price for our other category increased by 8% due to strong pricing for pulp logs and cedar.

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Our share of HBU gains and other sales were nil for the quarter ended March 31, 2008, as compared to $1.1 million for the quarter ended March 31, 2007 as a result of a delay in timing of HBU sales.

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BUSINESS DEVELOPMENTS

On April 3, 2008, Longview secured $1 billion of long-term financing from a lending syndicate. This issuance consists of three equal, fixed-rate tranches with an average term of 7.3 years and an average coupon of 5.17%, as well as a five-year $75 million floating rate note priced at LIBOR plus 160 basis points.

We have entered into an agreement with Brookfield that provides for us to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. The agreement provides that we will participate in any such partnership through a combined commitment of up to $600 million provided that (i) third-party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital; and (iii) the transaction is completed within 18 months of December 2007. Our agreement is also subject to a financing condition in our favor.

OUTLOOK

We believe operating results for the timber segment will consistently improve over the long term, however, they are highly dependent on harvest levels and log prices.

Although it is difficult to predict the impact of variances in these factors, we believe that we will achieve increases in adjusted net operating income and net income from this segment of our business for the following two reasons:

1)	Increase in harvest levels. Production levels in the first quarter of 2008 in our Canadian operations were 8% below planned levels, due to unfavorable weather conditions. We expect production levels to return to planned levels going forward. As a result of a substantial surplus of merchantable, standing inventory in our U.S. operations, we expect to increase harvest levels by approximately 40% relative to historical harvest levels and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 10% above current levels. In order to capture the full value of this inventory, this increase in harvest will be staged in as market conditions improve. We currently anticipate operating at harvest plan commencing during 2009.

2)	Increased margins. As our product mix evolves over time to a greater percentage of secondary harvest relative to primary harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of this product.

In the near term, we expect that the softness in the U.S. housing market, exacerbated by extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce structural lumber for the housing market, putting downward pressure on sawlog prices. Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve, namely (i) the western Canadian mountain pine beetle infestation which is having a significant impact on the supply of Canadian timber from the interior of British Columbia and Alberta; (ii) Russian timber supply to the Asian markets, which is expected to be constrained as a result of Russia’s newly implemented log export restrictions; and (iii) timberlands that are continuing to be withdrawn for conservation and alternate uses.

CAPITAL RESOURCES AND LIQUIDITY

EXPENSES

We estimate that our general and administrative costs related to Brookfield Infrastructure will be approximately $5 million per annum on a going-forward basis. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement and other arrangements in order to avoid double payment of fees.

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CAPITAL EXPENDITURES

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues; as these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

For the quarter ended March 31, 2008, Brookfield Infrastructure’s share of maintenance capital expenditures (based on 17.8% ownership of our Chilean transmission operations) was $2.3 million compared to $2.7 million for the same period in 2007. For the quarter ended March 31, 2008, approximately $1.4 million of maintenance capital expenditures were related to our transmission segment and approximately $0.9 million of maintenance capital expenditures were related to our timber segment.

For the quarter ended March 31, 2008, our share of growth capital investments (based on 17.8% ownership of our Chilean transmission operations) was $1.0 million, comprised almost exclusively of regulated transmission projects, which increased our regulated asset base and accordingly should result in additional adjusted net operating income, compared to $0.2 million in 2007.

Based on our current operations, we expect our share of maintenance capital expenditures will be approximately $15 million per year.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our adjusted net operating income to unitholders.

Our principal sources of liquidity are undrawn credit and equity facilities, cash flow from our operations and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary. At March 31, 2008, we had approximately $118.0 million of cash for working capital purposes and to fund our increased ownership in Transelec. Furthermore, we have signed non-binding commitment letters with a number of banks to provide a credit facility of $440 million, and Brookfield has provided Brookfield Infrastructure with an equity commitment in the amount of $200 million. The equity commitment may be called by the Partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of the Partnership or of Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for the Partnership’s units. This liquidity will be used for general corporate working capital purposes as well as to fund growth capital investments and acquisitions.

Adjusted net operating income represents the funds that are available to pay distributions to unitholders and fund maintenance capital expenditures. Our Managing General Partner has adopted a distribution policy for our partnership pursuant to which our partnership will make quarterly cash distributions in an initial amount of $0.265 per unit. This distribution policy targets a distribution level that is sustainable on a long-term basis while retaining sufficient liquidity for capital expenditures within our current operations and general purposes. We believe that a distribution of 60% to 70% of adjusted net operating income will allow us to meet these objectives. From time-to-time our distributions may exceed these percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to adjusted net operating income.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report,

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in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to revenue, margin and growth expectations for our electricity transmission business, receipt, amount and use of proceeds from the exercise of the TBE put option, return on capital expectations and anticipated margins in connection with our timber operations, developing new channels to access the timber export market, future HBU sales, integrating and creating and benefiting from efficiencies from the acquisition by Longview of the Washington State located tree farm by Longview, increases in harvest levels and margins and the effects on adjusted net operating income and net income within our timber operations, near and mid-to-long term factors expected to effect timber operations, future growth and prospects of the Public Private Partnership (“PPP”) market and our ability to successfully build our operations in this area, completion of the PPP acquisition, our estimated future general and administrative expenses and maintenance capital expenditures, repurchases under our unit repurchase program, our ability to maintain sufficient financial liquidity, sustainability of distribution levels, our ability to secure financing through the issuance of equity or debt and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “expect”, “tend”, “should”, “anticipate”, “intend”, “objective”, “sustain”, “enable”, “endeavour”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business generally, and which may impact markets for timber; the behavior of financial markets, including fluctuations in interest and exchange rates as well as inflation rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the Partnership operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States including the Partnership’s 2007 Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

BUSINESS ENVIRONMENT AND RISKS

The Partnership’s and Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership’s 2007 Annual Report on Form 20-F which is available on our web site and at www.sec.gov/edgar.shtml.com and www.sedar.com.

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